[Grande Letterhead]

July 27, 2006

BY EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Re:	Grande Communication Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Filed May 12, 2006

File No. 333-115602

Dear Mr. Spirgel:

On behalf of Grande Communication Holdings, Inc. (the “Company”), I am writing to request an additional five business days to respond to the staff’s comment letter dated July 14, 2006 relating to the staff’s review of the above-referenced Forms 10-K and 10-Q filings. The Company currently intends to file its response on such fifth business day (Friday, August 4, 2006).

Please call me it you have any questions at (512) 878-5400.

Respectfully submitted,

/s/ Michael Wilfley

Michael Wilfley

Chief Financial Officer

cc:	Kyle Moffatt

Kathryn Jacobson